Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES CORPORATE UPDATE

Thousand Oaks, CALIFORNIA, September 15, 2025 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is providing an update on upcoming Investor Conferences and the Company’s Normal Course Issuer Bid.

SIDOTI VIRTUAL INVESTOR CONFERENCE

Mr. Regener will present and host one-on-one meetings with investors at the Sidoti September Virtual Investor Conference, scheduled to take place on September 17-18, 2025.

The presentation will begin at 3:15 PM Eastern Time on September 18th, and can be viewed live. To register for the presentation or one-on-one meetings, visit www.sidoti.com/events. Registration is free, and investors do not need to be a Sidoti client to attend.

LYTHAM PARTNERS VIRTUAL INVESTOR CONFERENCE

Mr. Regener is scheduled to present at the Lytham Partners Investor Conference on September 30, 2025. The webcast presentation will take place at 12:30 p.m. ET and can be accessed by visiting the conference home page at https://lythampartners.com/fall2025/ Mr. Regener and Mr. Johnson will also be having virtual one-on-one meetings with investors throughout the event on September 30, 2025.

NORMAL COURSE ISSUER BID

During 2025, the Company has repurchased 267,637 common shares at an average price of US$6.38 per share. During the term of the normal course issuer bid, the Company has purchased 548,293 shares at an average price of US$5.27. The Company continues to purchase shares and intends to renew the normal course issuer bid for another year, subject to the receipt of applicable regulatory approvals.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com